UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Double Eagle Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G28195 124

(CUSIP Number)

Harry E. Sloan

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28195 124
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Class B shares
	8	SHARED VOTING POWER 6,106,024 Class B shares
	9	SOLE DISPOSITIVE POWER 0 Class B shares
	10	SHARED DISPOSITIVE POWER 6,106,024 Class B shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,024 Class B shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 63,800,000 of the Issuer’s ordinary shares outstanding.

(2) Does not include 3,637,500 shares which may be purchased by exercising warrants that are not presently exercisable. The shares reported above are Class B Ordinary Shares that are convertible into the Issuer's Class A Ordinary Shares and have no expiration date, as described under the heading “Description of Securities-Founder Shares” in the Issuer's registration statement on Form S-1 (File No. 333-206356).

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates are the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Double Eagle Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Harry E. Sloan (the “Reporting Person”).

(b) Residence or Business Address:

The Reporting Person’s business address is 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067.

(c) Present Principal Occupation and Employment:

The reporting person is a managing member of Global Eagle Acquisition LLC.

(d) Criminal Convictions:

The Reporting Person has not been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, the Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Founder Shares

On July 1, 2015, pursuant to the terms of the Securities Subscription Agreement included in this filing as Exhibit 1, Double Eagle Acquisition LLC, a Delaware limited liability company (the “Sponsor”), purchased 12,218,750 Class B ordinary shares (the “Founder Shares”) for $25,000, or $.0002 per share. On July 29, 2015, the Sponsor transferred 6,109,375 Founder Shares to the Reporting Person for a purchase price of $12,500 (the same per-share purchase price initially paid by the Sponsor). On August 27, 2015, the Sponsor and the Reporting Person transferred an aggregate of 25,000 Founder Shares on a pro rata basis to each of the Issuer’s independent directors at their original purchase price. On August 27, 2015, the Reporting Person transferred 665,500 Founder Shares to the Sponsor. On September 10, 2015, the Company effected a share capitalization of approximately .129 shares for each outstanding Class B ordinary share, resulting in the Sponsor, the Reporting Person and the Issuer’s independent directors (the “initial shareholders”) holding an aggregate of 13,800,000 Founder Shares.

At the time of the Issuer’s initial business combination, the Founder Shares will automatically convert into Class A ordinary shares on a one-for-one basis, subject to adjustment as provided in the prospectus associated with the Issuer’s initial public offering (the “prospectus”). If additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the prospectus and related to the closing of the initial business combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of all ordinary shares outstanding upon completion of the Issuer’s initial public offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued upon conversion of working capital loans. Holders of the Founder Shares and holders of the Class A ordinary shares will vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as required by law.

Up to 1,300,000 Founder Shares will be surrendered for no consideration by the initial shareholders depending on the extent to which the underwriters’ over-allotment option in connection with the Issuer’s initial public offering is exercised.

Private Placement Warrants

Pursuant to the Private Placement Warrants Purchase Agreement included in this filing as Exhibit 2, the Sponsor, the Reporting Person and the Company’s independent directors purchased from the Company 19,500,000 warrants in the aggregate at a price of $0.50 per warrant (an aggregate purchase price of $9.75 million) in a private placement that occurred simultaneously with the completion of the Issuer’s initial public offering (the “Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one-half of one Class A ordinary share at $5.75 per one-half share ($11.50 per whole share). The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination, and they will be non-redeemable so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the units sold in the Issuer’s initial public offering. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold in the Issuer’s initial public offering and have no net cash settlement provisions. The Reporting Person purchased 7,275,000 Private Placement Warrants which are exercisable for an aggregate of 3,637,500 of the Issuer’s Class A ordinary shares.

Communications

As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting Person may communicate with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create shareholder value.

Plans or Proposals

Other than as described in this Item 4 and in connection with the Issuer’s initial business combination, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Person has not engaged in any transaction during the past 60 days involving the Issuer’s securities.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Transfers of Founder Shares and Private Placement Warrants

The Founder Shares, Private Placement Warrants and any Class A ordinary shares issued upon exercise of the Private Placement Warrants are each subject to transfer restrictions pursuant to lockup provisions in letter agreements with the Issuer entered into by the initial shareholders. Those lockup provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to the Issuer’s initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, and (B) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the respective Class A ordinary shares underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased; (f) by virtue of the limited liability company agreement of the Issuer’s sponsor upon dissolution of the sponsor in the event of the Issuer’s liquidation prior to the completion of the Issuer’s initial business combination; or (g) in the event of the Issuer’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to the Issuer’s completion of its initial business combination; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. The Letter Agreement between the Issuer and the Reporting Person is included in this filing as Exhibit 3.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required. Following an initial business combination, up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Registration Rights

Pursuant to the Registration Rights Agreement included in this filing as Exhibit 4, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans have rights to require the Issuer to register a sale of any of the Issuer’s securities held by them. These holders are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period.

Voting on Business Combination

Pursuant to the terms of the letter agreements entered into between the Issuer and the initial shareholders, the initial shareholders have agreed with the Issuer that if the Issuer seeks shareholder approval of a proposed business combination, the initial shareholders will vote all Founder Shares and any other Class A ordinary shares held by them in favor of such proposed business combination.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Securities Subscription Agreement, dated July 1, 2015, between Double Eagle Acquisition LLC and Double Eagle Acquisition Corp. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-206356) filed by the Issuer with the Securities and Commission on August 28, 2015).
2.	Private Placement Warrants Purchase Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC, Harry E. Sloan, Dennis A. Miller, James M. McNamara, Fredric D. Rosen, the Sara L. Rosen Trust, the Samuel N. Rosen 2015 Trust and the Fredric D. Rosen IRA, dated as of September 10, 2015 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
3.	Letter Agreement between Double Eagle Acquisition Corp. and Harry E. Sloan, dated as of September 10, 2015 (incorporated by reference to Exhibit 10.1(e) to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
4.	Registration Rights Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC and the Holders signatory thereto, dated as of September 10, 2015 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
5.	Warrant Agreement between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of September 10, 2015 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
6.	Power of Attorney of the Reporting Person regarding Schedule 13D filings (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2015

Harry E. Sloan

By: /s/ Zachary Swartz

Zachary Swartz

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.	Securities Subscription Agreement, dated July 1, 2015, between Double Eagle Acquisition LLC and Double Eagle Acquisition Corp. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-206356) filed by the Issuer with the Securities and Commission on August 28, 2015).
2.	Private Placement Warrants Purchase Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC, Harry E. Sloan, Dennis A. Miller, James M. McNamara, Fredric D. Rosen, the Sara L. Rosen Trust, the Samuel N. Rosen 2015 Trust and the Fredric D. Rosen IRA, dated as of September 10, 2015 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
3.	Letter Agreement between Double Eagle Acquisition Corp. and Harry E. Sloan, dated as of September 10, 2015 (incorporated by reference to Exhibit 10.1(e) to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
4.	Registration Rights Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC and the Holders signatory thereto, dated as of September 10, 2015 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
5.	Warrant Agreement between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of September 10, 2015 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-37552) filed by the Issuer with the Securities and Exchange Commission on September 16, 2015).
6.	Power of Attorney of the Reporting Person regarding Schedule 13D filings (filed herewith).

EXHIBIT 6

POWER OF ATTORNEY

The undersigned constitutes and appoints Joel Rubinstein, Elliott Smith and Zachary Swartz as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Double Eagle Acquisition Corp. (the “Company”) on Schedule 13D as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which any of the Company’s securities are listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission.  The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorneys-in-fact with respect to the undersigned’s obligations to file Schedule 13Ds and Forms 3, 4 and 5 with the Securities and Exchange Commission.

Dated: September 8, 2015

/s/ Harry E. Sloan
Harry E. Sloan